THIRD AMENDMENT TO LOAN AND SECURITY
                           AGREEMENT BETWEEN U.S. BANK
                                       and
                       HORIZON ORGANIC HOLDING CORPORATION
                           HORIZON ORGANIC DAIRY, INC.
                   HORIZON ORGANIC DAIRY, MARYLAND FARM, INC.
                     HORIZON ORGANIC DAIRY, IDAHO FARM, INC.
                               DATED JULY 15, 1997


         This Third Amendment to Loan and Security Agreement (this "Amendment") is made as of the 14th day of October, 1998, between Horizon Organic Holding Corporation, a Delaware corporation; Horizon Organic Dairy, a Colorado corporation, Horizon Organic Dairy, Maryland Farm, Inc., a Colorado corporation; Horizon Organic Dairy, Idaho Farm, Inc., a Colorado Corporation (hereinafter referred to as "Borrower" whether one or more), and U.S. Bank National Association ( Bank"), successor by assignment to U.S. Bancorp Ag Credit, Inc. f/k/a FBS Ag Credit, Inc., a Colorado corporation.


                                     RECITAL
                                     -------

         The Borrower has requested that Bank extend the term of the Line of Credit extended to Borrower under the Loan and Security Agreement between Borrower and Bank dated July 15, 1997, as amended (the "Loan Agreement"), together with the Maturity of the Line of Credit Note, from June 30, 1999 to June 30, 2000 and to otherwise amend the Loan Agreement, and Bank is willing to do so on the terms and conditions herein contained.


     NOW THEREFORE, in consideration of the foregoing and of the terms and conditions contained in the Loan Agreement and this Amendment, and of any loans or extensions of credit or other financial accommodations heretofore, now or hereafter made to or for the benefit of the Borrower by Bank, the Borrower and Bank agree as follows:

     1. All references to FBS Ag Credit or to U.S. Bancorp in the Loan Agreement or in any of the other Financing Agreements shall be deemed references to Bank.

     2. The following definitions under Subsection 1.1 of the Loan Agreement, General Definitions, shall be added, deleted or amended as follows:

     "Borrowing Base" shall be deleted.

     "Borrowing Base Certificate" shall be deleted.

     "Eligible Prepaid Expenses for Feed" shall mean prepayment for feed meeting the following criteria: (a) when received by the Borrower the feed would be within the definition of Inventory free of liens or conflicting claims of ownership, whether such liens or conflicting claims are asserted or could be asserted by any Person; (b) amounts prepaid to any Person shall not be eligible, if at that time such Person is more than thirty (30) days delinquent in the performance of any obligation to Borrower; (c) amounts prepaid to Affiliates shall not be eligible; (d) amounts prepaid to a Person that is located outside the United States shall not be eligible unless the performance obligation of such Person is secured by a letter of credit issued or confirmed by a bank acceptable to Bank or covered by a performance bond in form and substance acceptable to Bank; (e) amounts prepaid which may be subject to rights of setoff or counterclaim by the Person to whom they were paid shall not be eligible; and
(f) amounts prepaid, the performance obligation relating to which, in Bank's opinion, may be subject to liens or conflicting claims, whether such liens or conflicting claims are asserted or could be asserted by any Person, or may not be performed by the Person to which the prepayment was made because of the financial or operational condition of such Person, shall not be eligible.

     "First Bank" shall be deleted.

     "Fixed Charge Coverage Ratio" shall be deleted.

     "Maryland Dairy" shall be deleted.

     Subsection (e), "the amount outstanding under the Line of Credit is in excess of the Borrowing Base" of the definition of "Matured Default" shall be deleted.
     "Property" shall mean those premises owned or operated by Borrower.

     "Reference Rate" shall mean the Reference Rate quoted by Bank as of 12:00 Noon on a given day in Minneapolis, Minnesota, which is a base rate that Bank from time to time establishes and which serves as a basis upon which effective rates of interest are calculated for those loans which make reference thereto. Borrower acknowledges that said Reference Rate is not necessarily the lowest index rate used or the lowest rate made available to customers by Bank.

     "Revolving Loan Commitment" shall mean at the time any determination thereof is to be made, the obligation of the Bank to make Line of Credit Advances and to provide Letters pursuant to Section 2.1 up to, but not exceeding in the aggregate principal amount at any time of Twenty Million Dollars ($20,000,000).

     "Subordinated Debt" shall mean indebtedness of Borrower that is fully and properly subordinated to the Liabilities as determined by Bank in its reasonable discretion.

     "Tangible Net Worth" shall mean, as of any particular date, the difference between: (a) Borrower's consolidated total assets as they would normally be shown on the balance sheet of Borrower, adjusted by deducting: (i) all values attributable to General Intangibles, except: bank deposit accounts; Margin Accounts; Eligible Prepaid Expenses for Feed; government subsidy; set aside;
diversion; deficiency or disaster payments receivable which are properly assigned to Bank; and Commodity Credit Corporation storage agreement or contract receivables which are properly assigned to Bank, and by deducting (ii) Accounts due from Affiliates with no further adjustment required for Accounts due from Affiliates already eliminated in consolidation except Accounts due from Affiliates which Borrower could legally collect by setoff against Accounts due to Affiliates; and (b) Borrower's consolidated total liabilities as they would normally be shown on the balance sheet of Borrower adjusted by adding Subordinated Debt.

     "Unallocated Cash Flow" shall be deleted.

     "Working Capital" shall mean, as of any particular date, the amount of Borrower's consolidated current assets, less Borrower's consolidated current liabilities, treating all amounts currently owing to Affiliates (except amounts owing to Affiliates eliminated by consolidation) as current liabilities and giving no value as assets to any amounts currently owing from Affiliates, treating all livestock (stated at net value) and Eligible Prepaid Expenses for Feed as current assets and treating Total Revolving Outstandings as current liabilities.

     "Working Capital Ratio" shall mean, as of any particular date, the ratio of Borrower's consolidated current assets, to Borrower's consolidated current liabilities, treating all amounts currently owing to Affiliates (except amounts owing to Affiliates eliminated by consolidation) as current liabilities and giving no value as assets to any amounts currently owing from Affiliates, treating all livestock (stated at net value) and Eligible Prepaid Expenses for Feed as a current asset and treating Total Revolving Outstandings as current liabilities.

     3. Subsection 2.1.1 of the Loan Agreement, Line of Credit, shall be amended to read in full as follows:


     2.1.1 Line of Credit. Bank agrees to make advances ("Line of Credit Advances") to Borrower from time to time from and after the date of this Agreement, through and including June 30, 2000 ("Termination Date"); provided that no such Line of Credit Advance will be made in any amount which, after giving effect to such Line of Credit Advance, would cause Total Revolving Outstandings to exceed the Revolving Loan Commitment. ("Line of Credit"). The Line of Credit Advances shall be evidenced by and repayable in accordance with the terms of Borrower's promissory note ("Line of Credit Note"), the form of which is attached as Exhibit 2C. Bank, in its sole and absolute discretion, may elect to make Line of Credit Advances to Borrower in excess of the amounts available pursuant to the terms of this Agreement, and any such Line of Credit Advances shall also be governed by the terms hereof. Bank shall also have the option, in its sole discretion and without any obligation to do so, to extend the Termination Date for the making of Line of Credit Advances. In the event that Bank elects to extend such Termination Date, Bank shall give notice to Borrower pursuant to Section 10.19.

     4. Subsection 2.1.2 of the Loan Agreement, Letters of Credit, shall be amended to read in full as follows:

     2.1.2 Letters of Credit. Bank further agrees to issue its irrevocable letters of credit (collectively "Letters" and individually, a "Letter") for the account of Borrower for the benefit of one or more beneficiaries to be named by Borrower (the "Beneficiary"), whether one or more, in form and substance acceptable to the Beneficiary provided that no Letter of Credit will be issued in any amount which, after giving effect to such issuance, would cause (a) Total Revolving Outstandings to exceed the Revolving Loan Commitment, or (b) the Letter of Credit Usage to exceed $500,000. If Bank has received documents purporting to draw under a Letter that Bank believes conform to the requirements of the Letter, or if Bank has decided that it will comply with Borrower's written or oral request of authorization to pay a drawing on any Letter that Bank does not believe conforms to the requirements of the Letter, Bank will notify Borrower of that fact. Borrower shall reimburse Bank by 9:30 a.m. (mountain time) on the day on which such drawing is to be paid in an amount equal to the amount of such drawing. Any amount by which Borrower has failed to reimburse Bank for the full amount of such drawing by 10:00 a.m. on the date on which such drawing is to be paid ("Unpaid Drawing"), may be paid by an Bank initiated Line of Credit Advance. The obligation of Borrower to reimburse Bank for any amount drawn on any Letter, and the obligation of Borrower to repay Bank for any Line of Credit Advance made to fund such reimbursement, shall be absolute, unconditional and irrevocable, shall continue for so long as any Letter is outstanding notwithstanding any termination of this Agreement, and shall be paid strictly in accordance with the terms of this Agreement, notwithstanding any of the following:

                  (a)      Any lack of validity or enforceability of any Letter;

                  (b) The existence of any claim, setoff, defense or other right which Borrower may have or claim at any time against any beneficiary, transferee or holder of any Letter (or any Person for whom any such beneficiary, transferee or holder may be acting), Bank or any other Person, whether in connection with a Letter, this Agreement, the transactions contemplated hereby, or any unrelated transaction; or

                  (c) Any statement or any other document presented under any Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatever.

                 None of Bank or any of the officers, directors or employees of either of them shall be liable or responsible for, and the obligations of Borrower to Bank shall not be impaired by:

                  (d) The use which may be made of any Letter or for any acts or omissions of any beneficiary, transferee or holder thereof in connection therewith;

                  (e) The validity, sufficiency or genuineness of documents, or of any endorsements thereon, even if such documents or endorsements should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged;

                  (f) The acceptance by Bank of documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary; or

                  (g) Any other action of Bank in making or failing to make payment under any Letter if in good faith and in conformity with applicable U.S. or foreign laws, regulations or customs.

     Notwithstanding the foregoing, Borrower shall have a claim against Bank, and Bank shall be liable to Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential, damages suffered by Borrower which Borrower proves were caused by Bank's willful misconduct or gross negligence in determining whether documents presented under any Letter comply with the terms thereof.

     5. Subsection 2.5 of the Loan Agreement, Loan Fees, shall be amended to read in full as follows:

     2.5 Loan Fees. Borrower agrees to pay to Bank: (a) a commitment fee for the Revolving Loan in the amount of Fifty Thousand Dollars ($50,000), on a pro-rata basis to the next Anniversary Date, payable as of the date of this Amendment and annually on each Anniversary Date as long as the Line of Credit is available hereunder; and (b) a fee in connection with the issuance and in connection with the renewal of each Letter, in the amount of Three and One Half percent (3.5%) of the face amount of each such Letter, payable in advance upon the issuance and upon the renewal of each such Letter. Each of the foregoing fees shall be fully earned on the date it becomes payable and shall be paid by a Bank initiated Advance pursuant to Section 2.1, without prior demand by Bank.


     6. The parties agree that Section 3 of the Loan Agreement, BORROWING BASE, shall no longer be applicable and is deleted.

     7. Subsection 5.1 of the Loan Agreement, Security Interests and Liens, shall be amended to read in full as follows:

     5.1 Security Interests and Liens. To secure the payment and performance of the Liabilities, Borrower hereby grants to Bank a continuing security interest in and to the following property and interests in property of Borrower, whether now owned or existing or hereafter acquired or arising and wheresoever located: all Accounts, Inventory, Equipment, Farm Products, General Intangibles, Margin Accounts, Documents, all accessions to, substitutions for, and all replacements, products and proceeds of the foregoing (including without limitation, proceeds of insurance policies insuring any of the foregoing), all books and records pertaining to any of the foregoing (including without limitation, customer lists, credit files, computer programs, printouts and other computer materials and records), and all insurance policies insuring any of the foregoing. Borrower agrees to grant to Bank other and additional security as described in Section 5.16.

     8. Subsection 5.6 of the Loan Agreement, Collection of Accounts, shall be amended to read in full as follows:

     5.6 Collection of Accounts. Upon a Matured Default, Borrower designates, makes, constitutes and appoints Bank (and all Persons designated by Bank) as Borrower's true and lawful attorney-in-fact, with power, in Borrower's or Bank's name, to: (a) demand payment of Accounts; (b) enforce payment of Accounts by legal proceedings or otherwise; (c) exercise all of Borrower's rights and remedies with respect to proceedings brought to collect an Account; (d) sell or assign any Account upon such terms, for such amount and at such time or times as Bank deems advisable; (e) settle, adjust, compromise, extend or renew any Account; (f) discharge and release any Account; (g) take control in any manner of any item of payment or proceeds of any Account; (h) prepare, file and sign Borrower's name upon any items of payment or proceeds and deposit the same to Bank's account on account of the Liabilities; (i) endorse Borrower's name upon any chattel paper, document, instrument, invoice, warehouse receipt, bill of lading, or similar document or agreement relating to any Account or any goods;
(j) sign Borrower's name on any verification of Accounts and notices to Account Debtors; (k) prepare, file and sign Borrower's name on any proof of claim in bankruptcy or similar proceeding against any Account Debtor; and (l) do all acts and things which are necessary, in Bank's sole discretion, to fulfill Borrower's obligations under this Agreement. The foregoing power of attorney is coupled with an interest and is therefore irrevocable.

     9. Subsection 5.12 of the Loan Agreement, Remittance of Proceeds to Bank, shall no longer be applicable and is deleted.

     10. Subsection 6.5 of the Loan Agreement, Location of Assets; Chief Executive Office, shall be amended to read in full as follows:


     6.5 Location of Assets; Chief Executive Office. The addresses of the chief executive office of Borrower is: Mailing Address: P.O. Box 17577, Boulder, CO 80308-7577; and Shipping Address: 6311 Horizon Lane, Longmont, CO 80503 and Borrower's assets (including without limitation, Inventory and Equipment) are all located in the locations set forth on part 5 of Exhibit 6A. The books and records of Borrower, and all of Borrower's chattel paper and records of account are located at the chief executive office of Borrower. If any change in any of such locations shall occur, Borrower shall promptly notify Bank of such change.

     11. Part 5 of Exhibit 6A of the Loan Agreement, Locations of Borrower's Assets, shall be amended to add: Kent County, Maryland.

     12. Subsection 7.1 of the Loan Agreement, Financial and Other Information, shall be amended to read in full as follows:

                  7.1 Financial and Other Information. Except as otherwise expressly provided for in this Agreement, Borrower shall keep proper books of record and account in which full and true entries will be made of all dealings and transactions of or in relation to the business and affairs of Borrower, in accordance with generally accepted accounting principles consistently applied, and Borrower shall cause to be furnished to Bank, from time to time and in a form acceptable to Bank, such information as Bank may reasonably request, including without limitation, the following:

                  (a) as soon as practicable and in any event within one hundred and twenty (120) days after the end of fiscal year 1998 and within ninety (90) days of each fiscal year of Borrower thereafter, audited statements of income, retained earnings and changes in the financial condition of Borrower for each year, and a balance sheet of Borrower for such year, setting forth in each case, in comparative form, corresponding figures as of the end of the preceding fiscal year together with a copy of the management letter, all in reasonable detail and satisfactory in scope to Bank and certified to Borrower by such independent public accountants as are selected by Borrower and satisfactory to Bank, whose opinion shall be in scope and substance satisfactory to Bank;

                  (b) as soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period in each fiscal year of Borrower in which there are amounts or Letters outstanding under the Line of Credit: (i) statements of income and retained earnings of Borrower for such monthly period and for the period from the beginning of the then current fiscal year to the end of such monthly period, and a balance sheet of Borrower as of the end of such monthly period, setting forth, in the case of the statements of income and retained earnings, in comparative form, figures for the corresponding periods in the preceding fiscal year, all in reasonable detail and certified as accurate by the chief financial officer of Borrower, subject to changes resulting from normal year end adjustments, and (ii) a compliance certificate of the chief financial officer of Borrower in the form attached as Exhibit 7A;

                  (c) as soon as practicable and in any event within ninety (90) days of each fiscal year of Borrower, a quarter by quarter budget for the then current fiscal year.

     13. Subsection 7.3 of the Loan Agreement, Maintenance of Properties, shall be amended to read in full as follows:

     7.3 Maintenance of Properties. Borrower shall keep Borrower's real estate, leaseholds, equipment and other fixed assets in good condition, repair and working order, normal wear and tear excepted, and shall not allow Borrower's chief executive office or any of the Collateral to be moved from the locations set forth in Section 6.5 (or to be placed on consignment) without the written consent of Bank, which consent shall not be unreasonably withheld. Borrower shall keep the Inventory in good and merchantable condition and shall, as applicable, clean, feed, shelter, store, secure, refrigerate, water, medicate, fumigate, fertilize, cultivate, irrigate, prune, process and otherwise maintain the Inventory in accordance with the standards and practices adhered to generally by others in the same businesses as Borrower. Borrower shall reinvest a minimum of $2,000,000 into the dairy livestock Collateral during the fiscal year-ending December 31, 1998 and during each fiscal year thereafter.


     14. Subsection 7.6 of the Loan Agreement, Financial Covenants and Ratios, shall be amended to read in full as follows:

     7.6 Financial Covenants and Ratios. Borrower shall maintain as of the end of each month: (a) a Tangible Net Worth of not less than $15,000,000; (b) a Working Capital Ratio of not less than 1.15 to 1; (c) a ratio of total liabilities to Tangible Net Worth of not more than 2.0 to 1; and (d) minimum Working Capital of $10,000,000.

     15.Subsection 8.3 of the Loan Agreement, Deposits, Investments, Advances or Loans, shall be amended to read in full as follows:

     8.3 Deposits, Investments, Advances or Loans. Borrower shall not make or permit to exist deposits, investments, advances or loans (other than loans existing on the date of the execution of this Agreement and disclosed to Bank in writing on or prior to such date) in or to Affiliates or any other Person, except: (a) loans to officers, directors, employees, or Affiliates as and when permitted by Section 8.9; and (b) the deposits and investments described in
Exhibit 8B. Borrower shall not invest more than $3,000,000 per year in growing crops unless Working Capital, without considering the investment in growing crops is greater than $10,000,000.

     16. Subsection 8.4 of the Loan Agreement, Indebtedness, shall be amended to read in full as follows:

     8.4 Indebtedness. Except for those obligations and that indebtedness presently in existence and reflected in Borrower's financial statements referred to in Section 6.14 or referred to in Section 6.7, Borrower shall not incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any obligations or indebtedness, direct or indirect fixed or contingent, in excess of $400,000 per year, except: (a) the Liabilities; (b) obligations secured by liens or security interests permitted under Section 8.1 or contingent obligations permitted under Section 8.5; or lease obligations permitted under
Section 8.14; and (c) trade obligations, Producer Payables and normal accruals in the ordinary course of Borrower's business not yet due and payable, or with respect to which Borrower is contesting in good faith the amount or validity thereof by appropriate proceedings, and then only to the extent that Borrower has set aside on Borrower's books adequate reserves therefor, if appropriate under generally accepted accounting principles. Borrower shall not permit to exist any other depository account for the receipt of prepayments of any type whatsoever, except the account referred to in Section 5.6.

     17.Subsection 8.7 of the Loan Agreement, Capital Investment Limitations, shall be amended to read in full as follows:


     8.7 Capital Investment Limitations. Borrower shall not purchase, invest in or otherwise acquire real estate, equipment or other fixed assets in any fiscal year, in an amount in excess of the lesser of: (a) $10,000,000; or (b) an amount that would result in Borrower's violation of Section 7.6. For the purpose of calculating net annual capital expenditures and capital leases, the determination would be calculated as: 1) the fiscal year-end net property, plant and equipment (excluding livestock), minus 2) the beginning of the fiscal year net property, plant and equipment, plus 3) annual depreciation (excluding livestock).

     18. Subsection 8.8 of the Loan Agreement, Compensation of Officers and Directors, shall be amended to read in full as follows:

     8.8 Compensation of Officers and Directors.  If Borrower is in violation of
Section 7.6 at any time during any fiscal year, then Borrower shall not pay Borrower's officers and directors compensation (including without limitation, salary, bonus, management fees and incentive compensation of any type other than stock options) in the aggregate during such fiscal year, in an amount in excess of the greater of: (a) $1,000,000; or (b) 20% of net income.

     19. Subsection 8.12 of the Loan Agreement, Issuance of Stock, shall be deleted.

     8.14 Lease Limitations. Borrower's payment obligations under all operating leases and similar agreements shall not exceed $350,000 in the aggregate for any fiscal year of Borrower, without prior approval by Bank.

     20.Subsection 10.7 of the Loan Agreement, Inspection, shall be amended to read in full as follows:

     10.7 Inspection. Bank (by and through its officers and employees), or any Person designated by Bank in writing, shall have the right from time to time, to call at Borrower's place or places of business (or any other place where Collateral or any information as to Collateral is kept or located) during reasonable business hours, and, without hindrance or delay, to: (a) inspect, audit, check and make copies of and extracts from Borrower's books, records, journals, orders, receipts and any correspondence and other data relating to Borrower's business or to any transactions between the parties to this
Agreement;  (b) make such  verification  concerning  the  Collateral as Bank may consider reasonable under the circumstances; and (c) review operating procedures, review maintenance of property and discuss the affairs, finances and business of Borrower with Borrower's officers, employees or directors.

     21. Subsection 10.19 of the Loan Agreement, Notices, shall be amended to read in full as follows:

     10.19 Notices. Except as otherwise expressly provided herein, any notice required or desired to be served, given or delivered pursuant to this Agreement shall be in writing, and shall be sent by manual delivery, telegram, telex, facsimile transmission, overnight courier or United States mail (postage prepaid) addressed to the party to be notified as follows:

                  (a)      If to Bank at:

                                    1600 28th Street
                                    Boulder, Colorado 80301
                                    Attn: Curtis Johns

                           with a copy to:

                                    Campbell Bohn & Leffert, LLC
                                    370 Seventeenth Street, Suite 3200
                                    Denver,  Colorado  80202

                  (b)      If to Borrower at:

                                    P.O. Box 17577
                                    Boulder, CO 80308-7577; or

                                    6311 Horizon Lane
                                    Longmont, CO 80503

                           with a copy to:

                                    Cooley Godward LLP
                                    2595 Canyon Boulevard, Suite 250
                                    Boulder, Colorado  80302

     22. Conditions to Advances; Documentation. The making of any Advance provided for in this Amendment shall be conditioned upon the execution and/or delivery of the following documents to Bank: (i) this Amendment,(ii) the Line of Credit Note, and (iii) Secretary's Certificates of Board of Directors' Resolutions authorizing the execution and delivery of this Amendment.

     23. Incorporation of Loan Agreement. The parties agree that this Amendment shall be an integral part of the Loan Agreement, that all of the terms set forth therein are incorporated in this Amendment by reference, and that all terms of this Amendment are incorporated into said Loan Agreement as of the date hereof. All of the terms and provisions of the Loan Agreement which are not modified herein shall remain in full force and effect. To the extent the terms of this Amendment conflict with the terms of the Loan Agreement, the terms of this Amendment shall control.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

                                HORIZON ORGANIC HOLDING CORPORATION

By  /s/ Don J. Gaidano                 By  /s/ Barnet M. Feinblum
     Its  Chief Financial Officer          Its  President & CEO
(SEAL)

                                HORIZON ORGANIC DAIRY, INC.

By  /s/ Don J. Gaidano                 By  /s/ Barnet M. Feinblum
     Its  Chief Financial Officer          Its  President & CEO
(SEAL)

                                HORIZON ORGANIC DAIRY,  MARYLAND FARM, INC.
By  /s/ Don J. Gaidano                 By  /s/ Barnet M. Feinblum
     Its  Chief Financial Officer          Its  President & CEO
(SEAL)

                                HORIZON ORGANIC DAIRY, IDAHO FARM, INC.
By  /s/ Don J. Gaidano                 By  /s/ Barnet M. Feinblum
     Its  Chief Financial Officer          Its  President & CEO
(SEAL)

                                U.S. BANK NATIONAL ASSOCIATION


                                       By  /s/ Curtis F. Johns
                                           Its

                                  Exhibit 2C to
                           Loan and Security Agreement


                               Line of Credit Note


                                    Attached